[redacted]

OD 9/13/13

13025773

SECURITIE SSION

OMB Number:	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48630

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2012 (MM/DD/YY) **AND ENDING** 6/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Puplava Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10809 Thornmint Road, Second Floor
(No. and Street)

San Diego, California 92127
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandy Pappalardo (858) 487-3939
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 9/27/13

OATH OR AFFIRMATION

I, Sandy Pappalardo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Puplava Securities, Inc., as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO / CCO

Title

State of California
County of San Diego

On August 27, 2013, before me appeared Sandy Pappalardo, who proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that she executed the same in her authorized capacity, and that by her signature on the instrument the person, or the entity on behalf of which the person acted, executed the instrument.

D. CABRERA
Commission # 1990378
Notary Public - California
San Diego County
My Comm. Expires Oct 1, 2016

I certify under PENALTY OF PURJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

DCabrera

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Table of Contents

	Page
Independent Auditor's Report	1-2
Audited Financial Statements:	
Statements of Financial Condition	3
Statements of Operations	4
Statements of Changes in Stockholder's Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7-10
Other Financial Information:	
Schedule I - Computation of Net Capital Pursuant to SEC Rule 15c3-1	11
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	12
Schedule III - Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3	13
Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1)	14-15

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

Independent Auditor's Report

Board of Directors
Puplava Securities, Inc.

We have audited the accompanying financial statements of Puplava Securities, Inc. (A Wholly-owned Subsidiary of Puplava Financial Services, Inc) which comprise the statement of financial condition as of June 30, 2013 and 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Puplava Securities, Inc. at June 30, 2013 and 2012, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedules I, II, and III is required by Rule 17a-5 under the Securities Exchange Act of 1934 and is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
August 20, 2013

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Statements of Financial Condition

June 30, 2013 and 2012

ASSETS

	2013	*2012*
Cash and cash equivalents	$ 86,185	$ 34,035
Securities owned	464,463	875,105
Commissions receivable	28,118	5,254
Deposits with clearing organization	107,566	98,723
Income tax receivable	-	42,671
Deferred income taxes	61,897	-
	$ 748,229	$1,055,788

LIABILITIES AND STOCKHOLDER'S EQUITY

	2013	*2012*
Liabilities		
Accounts payable and accrued liabilities	$ 110,407	$ 87,025
Income taxes payable	20,026	-
Total liabilities	130,433	87,025
Stockholder's equity		
Common stock, 100,000 shares authorized	30,000	30,000
Paid-in capital	42,793	42,793
Retained earnings	545,003	895,970
Total stockholder's equity	617,796	968,763
	$ 748,229	$1,055,788

See notes to financial statements.

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Statements of Operations

Years Ended June 30, 2013 and 2012

	2013	*2012*
Revenues		
Commissions	$2,337,482	$2,529,050
Fees and other revenues	539,036	3,739,438
Interest	2,661	44,817
Total revenues	2,879,179	6,313,305
Expenses		
Commissions	775,795	4,133,253
Clearing and other charges	930,967	1,151,538
Investment loss	519,125	721,701
Compensation and benefits	650,139	426,173
Expense sharing	182,455	392,053
Information services	39,131	121,524
Outside services	34,426	29,108
Taxes, licenses, and registrations	49,726	29,322
Insurance	29,333	25,098
Telephone and postage	8,177	5,381
Interest	3,808	-
Depreciation and amortization	-	712
Other	5,464	5,207
Total expenses	3,228,546	7,041,070
Loss before income taxes	(349,367)	(727,765)
Income tax benefit (expense)	(1,600)	66,495
Net loss	$ (350,967)	$ (661,270)

See notes to financial statements.

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Statements of Changes in Stockholder's Equity

Years Ended June 30, 2013 and 2012

	Common Stock		*Paid-in*	*Retained*
	Shares	***Amount***	***Capital***	***Earnings***
Balance, July 1, 2011	100	$30,000	$ 42,793	$1,557,240
Net loss	-	-	-	(661,270)
Balance, June 30, 2012	100	30,000	42,793	895,970
Net loss	-	-	-	(350,967)
Balance, June 30, 2013	100	$30,000	$42,793	$ 545,003

See notes to financial statements.

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Statements of Cash Flows

Years Ended June 30, 2013 and 2012

	2013	*2012*
Cash flows from operating activities		
Net loss	$(350,967)	$(661,270)
Adjustments to reconcile net loss to net cash from operating activities		
Depreciation and amortization	-	712
Investment loss	519,125	721,701
Changes in operating assets and liabilities		
Commissions receivable	(22,864)	34,178
Deposits with clearing organization	(8,843)	1,500
Accounts payable and accrued liabilities	23,382	61,331
Deferred income taxes	(61,897)	(80,784)
Current income taxes	62,697	(11,423)
Net cash from operating activities	160,633	65,945
Cash flows from investing activities		
Securities owned	(108,483)	(46,136)
Cash flows from financing activities	-	-
Net increase in cash and cash equivalents	52,150	19,809
Cash and cash equivalents		
Beginning of year	34,035	14,226
End of year	$ 86,185	$ 34,035
Supplemental disclosure of cash flow information		
Interest paid	$ 3,808	$ -
Taxes paid	$ 800	$ 25,712

See notes to financial statements.

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Puplava Securities, Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Commission revenue is recognized on a trade date basis. Fee income is recognized as earned.

Advertising Costs. Advertising and promotion costs are expensed as incurred.

Securities Owned. Securities owned are stated at market value, based on quoted market prices.

Furniture and Equipment. Furniture and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (5 years).

Income Taxes. Income taxes are accounted for using the liability method whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

Concentration of Credit Risk. The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Receivables are due primarily from financial institutions such as investment companies, insurance companies, and clearing broker/dealers. These entities are geographically dispersed across the United States. The Company maintains individually significant receivable balances with major financial institutions. If the financial condition and operations of these institutions deteriorate substantially, the Company's operating results could be adversely affected. No allowance for doubtful accounts was considered necessary at June 30, 2013 and 2012.

Financial Instruments. The carrying values reflected in the statement of financial condition at June 30, 2013 reasonably approximate the fair values financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at June 30, 2013 and 2012.

Reclassifications. Certain prior year financial statement classifications have been reclassified to conform with the current year's presentation.

2. Fair Value Measurements

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

- Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value.

- Debt securities: Valued at quoted market prices.
- Equity securities: Valued at quoted market prices.
- Precious metals: Valued at quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of June 30, 2013 and 2012:

	Level 1	*Level 2*	*Level3*	*Total*
June 30, 2013				
Money market funds	$134,491	$ -	$ -	$134,491
Equity securities	157,655	-	-	157,655
Precious metals	172,317	-	-	172,317
	$464,463	$ -	$ -	$464,463
June 30, 2012				
Money market funds	$ 88,579	$ -	$ -	$ 88,579
Equity securities	554,068	-	-	554,068
Precious metals	232,458	-	-	232,458
	$875,105	$ -	$ -	$875,105

2. INCOME TAXES

The Company does not file consolidated income tax returns. The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability

account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

The effective income tax rate varies from the statutory federal income tax rate of 34% for the following reasons:

	2013	*2012*
Computed "expected" federal income tax benefit	$ 118,785	$ 247,440
State income tax benefit, net of federal benefit	20,962	43,666
Deferred tax benefit	61,897	-
Change in tax rates and valuation allowance	(203,244)	(224,611)
Income tax benefit (expense)	$ (1,600)	$ 66,495

At June 30, 2013 and 2012, the Company had net deferred tax assets and liabilities as follows:

	2013	*2012*
Effect of cash method for income taxes	$ 29,889	$ 32,220
Unrealized investment (income) loss	398,440	188,674
Carryforward deductions	-	13,092
Valuation allowance	(366,432)	(233,986)
Deferred tax asset (liability), net	$ 61,897	$ -

3. RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of Puplava Financial Services, Inc. ("PFS"). PFS is a registered investment advisor which clears certain securities transactions through the Company. PFS has an expense sharing agreement with the Company involving the use of certain facilities and administrative assistance. Under this agreement, PFS charged the Company expenses of $182,455 in fiscal 2013 and $392,053 in fiscal 2012.

4. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at June 30, 2013 was 0.2944 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At June 30, 2013, the Company had net capital of $443,005 which was $343,005 in excess of the amount required by the SEC.

5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

The Company relies on Section (k) (2) (ii) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

6. OFF BALANCE SHEET RISK

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At June 30, 2013, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

*****

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

June 30, 2013

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total stockholder's equity	$617,796	$617,796	$ -
Less non-allowable assets			
Commissions receivable	28,118	-	(28,118)
Income tax receivable	-	41,871	41,871
Deferred income taxes	61,897	-	(61,897)
Net capital before charges on security positions	527,781	575,925	(48,144)
Less charges on security positions			
Securities owned	69,790	69,790	-
Undue concentration	14,986	12,987	(1,999)
Net capital	$443,005	$493,148	$(50,143)
Total aggregate indebtedness	$130,433	$ 91,178	$ 39,255
Ratio of aggregate indebtedness to net capital	0.2944	0.1849	
Minimum net capital required	$100,000	$100,000	

Note: *The differences result primarily from audit adjustments to charges on security positions and income taxes and reclassification of commissions receivable.*

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2012

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2012; and a reconciliation to that calculation is not included herein.

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Schedule III
Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3

December 31, 2012

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no possession or control requirements.

Independent Auditor's Report On Internal Control
Required by SEC Rule 17a-5(g)(1)

Puplava Securities, Inc.:

In planning and performing our audit of the financial statements and supplementary schedules of Puplava Securities, Inc. (the "Company") as of for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weaknesses, as defined previously.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
August 20, 2013

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

SIPC Supplemental Report

To the Board of Directors of Puplava Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2013, which were agreed to by Puplava Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited FormX-17A-5 for the year ended June 30, 2013, with the amounts reported in Form SIPC-7 for the year ended June 30, 2013 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
August 20, 2013

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Determination of "SIPC Net Operating Revenues"
General Assessment
And Schedule of Payments
Pursuant to SEC Rule 17a-5(e)(4)

For the Year Ended June 30, 2013

Total revenue	$ 3,085,827
Additions	
Net loss from securities in investment accounts	519,125
Deductions	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures	(194,691)
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	(899,509)
Legal fees incurred in connection with other revenue related to the securities business	(13,299)
Other revenue not related either directly or indirectly to the securities business	(725,773)
SIPC net operating revenues	$ 1,771,680
General assessment @ .0025	$4,429
Less payments	
January 30, 2013	2,254
August 5, 2013	2,175
Balance due	$ -